UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

MicroCloud Hologram Inc.

(Exact name of registrant as specified in its charter)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Entry Into Material Definitive Agreement

Convertible Note Purchase Agreement

On August 12, 2024, the Company entered into Convertible Note Purchase Agreements (the “CNPA”) with certain accredited investors (the “Investors”, and each an “Investor”) in connection with the issuance and sale of unsecured convertible notes (the “Note”) in the aggregate principal amount of up to $30,000,000 and at an aggregate purchase price of up to $27,600,000 in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Transaction”).

Pursuant to the CNPAs, on the Initial Closing Date, the Investors purchased Notes in an aggregate principal amount of $18,000,000. Investors may elect to purchase additional unsecured convertible notes in Additional Closings in the same form of the Notes in an aggregate principal amount not to exceed $30,000,000 in connection with this transaction.

The CNPA contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended.

Convertible Notes

Subject to a Ownership Limitation of 9.9% of the outstanding shares of the Company, each Investor has the right to elect to convert all or a portion of the outstanding balance under each of the Notes into ordinary shares of the Company pursuant to the following formula: conversion shares equal amount being converted divided by the conversion price (“Conversion Shares”), which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the 90 days preceding the date of conversion request (“Reference Price”) (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. In addition, Investors have a right to Alternate Conversion. At any time during the term of the Initial Notes or Additional Notes (defined in the CNPA), Investors may at their option convert all or a portion of the outstanding balance under each of the Notes into Alternate Conversion Shares. Alternate Conversion Shares equal the amount being converted divided by the Alternate Conversion Price, calculated as the (A) Reference Price (B) multiplied by 40% and (C) rounded down to the nearest 2 decimal places. Alternate Conversion Shares are subject to an Alternate Conversion Share Lock Up of 360 days from the date of the issuance of any Alternate Conversion Shares. In addition, Investors shall not make a demand on the Company to register Alternate Conversion Shares. Any conversion is subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction.

The Notes are non-interest bearing. Upon occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to 10% per annum. In the event of a default, Investors will continue to have the right to make conversions or alternate conversion until such time the outstanding balance is paid in full.

Company may redeem the Notes in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price of the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest (if any) and late charges thereon at a redemption premium of 110% of the Conversion Amount.

Registration Rights Agreement

Concurrent with the issuance of the Notes, the Company entered into a Registration Rights Agreement with the Investors (the “Registration Rights Agreement”). The Registration Rights Agreement provides that upon request of the holder of the Notes, the Company will file with the Securities Exchange Commission (the “SEC”) within 45 days after notice of such request, a resale registration statement covering the resale of ordinary shares issuable upon conversion of the Notes, subject to the lock-up described above. The Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 45 days after the filing of such registration statement (or 75 days after the filing of such registration statement if the SEC notifies the Company that it will review the registration statement) or (B) 15 business days after the SEC notifies the Company in writing that it will not review the registration statement.

Alternate Conversion Share Lock-Up Agreement

Pursuant to the Alternate Conversion Share Lock-Up Agreements (each, a “Lock-Up Agreement”), the Investors shall not sell any ordinary shares acquired by way of Alternate Conversion (defined in the Notes) into the market for a period of 360 days from the date of initial issuance of Alternate Conversion Shares. In addition, Investors shall not make any demand for or exercise any right with respect to the registration of any Alternate Conversion Shares in the event such shares are acquired by the Investors pursuant to the Notes.

The foregoing descriptions of the Convertible Note Purchase Agreement, the Unsecured Convertible Promissory Notes, the Registration Rights Agreement and the Alternate Conversion Share Lock-Up Agreement do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those form documents, copies of which are included as exhibits to this current report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of MicroCloud Hologram Inc. (the “Company”) (Registration Number 333-279753) filed with the Commission on May 28, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Note
99.3	Registration Rights Agreement
99.4	Form of Alternate Conversion Share Lock-up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

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